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12063161

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2011 (MM/DD/YY) AND ENDING 10/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF Securities (USA) Corp.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

Toronto	Province of Ontario, Canada	M5X 1J9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Morris — 212-632-6877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 1/9
DD 4/18/19

OATH OR AFFIRMATION

I, Paul Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CLORISE BEASLEY
Notary Public, State of New York
No. 01BE6125044
Qualified in Bronx County
Commission Expires April 4, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

(SEC I.D. No. 8-39947)

Consolidated statement of financial condition as of October 31, 2012 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Table of Contents



Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated statement of financial condition of National Bank of Canada Financial Inc. and subsidiaries (the "Company") as of October 31, 2012, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and subsidiaries at October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP [1]

December 20, 2012

[1] CPA auditor, CA, public accountancy permit No. A104644

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

As of October 31, 2012
(In Thousands of U.S. Dollars)

	$
Assets	
Cash (Note 4)	6,445
Cash deposits with a clearing organization	600
Receivable from broker-dealers and clearing organizations (Note 3)	423
Receivable from related parties (Note 4)	87,601
Income taxes receivable (Note 9)	710
Securities owned, at fair value (Note 5)	350,029
Notes receivable (Note 7)	297
Furniture, equipment and leasehold improvements (Note 8)	283
Deferred income taxes (Note 9)	2,459
Prepaid expenses and other assets	3,067
	451,914
Liabilities	
Payable to broker-dealers (Notes 3 and 4)	143
Payable to customers (Note 3)	42
Payable to related parties (Note 4)	4,193
Income taxes payable (Note 9)	107
Securities sold, not yet purchased, at fair value (Note 5)	1,084
Accrued expenses and other liabilities	16,937
	22,506
Commitments, guarantees and contingencies (Note 10)	
Stockholder's Equity (Note 11)	429,408
	451,914

See accompanying notes to consolidated statement of financial condition

(In Thousands of U.S. Dollars)

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and broker-dealers and proprietary trading on active financial markets.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 expands ASC 820's disclosure requirements to include, for any measurements using Level 3 inputs, a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation processes in place and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. ASU 2011-04 also amends ASC 820 to require entities to disclose any transfers into and out of Levels 1 and 2. ASU 2011-04 is effective for annual periods beginning after December 15, 2011.

Management does not anticipate that the adoption of ASU 2011-04, which is effective for the Company for the fiscal year beginning on November 1, 2012, will have a material impact on the Company's financial statement disclosures.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, NBF Securities (USA) Ltd. ("USA Ltd.") and NBF Securities (USA) Corp. ("USA Corp."). The Company owns 77.16% of the common capital stock of USA Ltd. and USA Ltd. owns 100% of the common capital stock of USA Corp. USA Ltd. is a holding company and USA Corp. is a registered broker-dealer under the *Securities Exchange Act of 1934.* All intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II FOCUS filing purposes. Accordingly, the accounts of USA Ltd. and USA Corp. are not included in the FOCUS reports filed with the FINRA. The assets, liabilities and stockholders' equity of USA Ltd. and USA Corp. as of October 31, 2012, are as follows:

	USA Ltd.	USA Corp.
	$	$
Total assets	16,259	32,823
Total liabilities	-	1,890
Stockholders' equity	16,259	30,933

2. Significant Accounting Policies (continued)

Basis of Presentation

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer securities transactions are reported on a settlement date basis.

Proprietary securities are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture and communication equipment	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the consolidated statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the consolidated statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including forward, futures and options contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

3. Receivable From and Payable to Broker-Dealers, Clearing Organizations and Customers

The Company introduces all customer transactions on a fully disclosed basis to a third party clearing broker-dealer, which carries all customer accounts. The Company's customer trades are settled in cash against delivery or receipt of securities.

USA Corp.'s institutional client security transactions are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. In the normal course of business, NBFI has guaranteed the performance by USA Corp. of its settlement obligations to its institutional customers and counterparties resulting from USA Corp.'s transactions in securities. Institutional customer trades are settled in cash against delivery or receipt of securities.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2012, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	185	143
Receivable from clearing organizations	238	-
	423	143

(In Thousands of U.S. Dollars)

4. Related Party Transactions

As of October 31, 2012, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Receivable from related parties	
Receivable bearing interest at the rate of 0.17% per annum, maturing on November 1, 2012	**50,000**
Receivable bearing interest at the rate of 0.16% per annum, maturing on November 5, 2012	**13,300**
Receivable bearing no interest with no fixed term of payment	**221**
Payable to related parties	**4,161**
NBFI	
Receivable from related parties	**3,448**
Payable to broker-dealers	**143**
Payable to related parties	**32**
Parent company	
Receivable from related parties	**20,632**

Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

As of October 31, 2012, $6,123 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at fair value, consisted of the following as of October 31, 2012:

	$
U.S. Treasury bills	**281,155**
Exchange-traded fund shares	**66,696**
OTC options	**195**
Investment in a private equity fund	**1,983**
	350,029

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, at fair value, consisted of the following as of October 31, 2012:

	$
OTC options	**1,084**

The counterparty to the OTC options contracts owned and sold which were outstanding as of October 31, 2012, is the ultimate parent company.

6. Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned and securities sold, not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from broker-dealers and clearing organizations and related parties. Similarly, the Company's short-term liabilities, consisting of amounts payable to broker-dealers, customers, related parties and accrued expenses and other liabilities, are recorded at contracted amounts approximating fair value.

The fair values of the notes receivable are disclosed in Note 7 to the consolidated statement of financial condition.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(In Thousands of U.S. Dollars)

6. Financial Instruments (continued)

Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that the market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis as of October 31, 2012:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets				
Securities owned				
U.S. Treasury bills	281,155	-	-	281,155
Exchange-traded fund shares	66,696	-	-	66,696
OTC options	-	195	-	195
Investment in a private equity fund	-	-	1,983	1,983
	347,851	195	1,983	350,029

(In Thousands of U.S. Dollars)

6. Financial Instruments (continued)

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Total**
	$	**$**	**$**	**$**
Financial liabilities				
Securities sold, not yet purchased				
OTC options	-	1,084	-	1,084
	-	1,084	-	1,084
Accrued expenses and other liabilities				
Foreign exchange forward contracts	-	1,737	-	1,737
	-	1,737	-	1,737
	-	2,821	-	2,821

Valuation Techniques

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities and Exchange-Traded Funds

Exchange-traded equity securities and exchange-traded funds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, exchange-traded equity securities and exchange-traded funds are generally categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(d) OTC Derivative Contracts

OTC derivative contracts include forward and option contracts related to foreign currencies and equity prices.

6. Financial Instruments (continued)

Valuation Techniques (continued)

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for certain option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. All of the OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy.

(e) Investments in Private Equity Funds

After initial recognition, in determining the fair value of externally managed funds, the Company considers the net asset value of the fund provided by the fund manager to be the best estimate of fair value. Investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy.

Risk Management

(a) Position Risk

The position risk of the Company corresponds to the risk that fluctuations in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy, ensuring compliance with agreements and monitoring daily credit risks.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Company's greatest concentration of counterparty risk includes related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual. As of October 31, 2012, the Company's greatest concentration of credit risk is from a receivable from the ultimate parent company, which amounted to $63,521.

(In Thousands of U.S. Dollars)

6. Financial Instruments (continued)

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include futures, forwards or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable. Fair values of foreign exchange forward contracts are recorded in prepaid expenses and other assets or accrued expenses and other liabilities, as appropriate.

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the consolidated statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional or contract amounts and fair values of derivative financial instruments as of October 31, 2012, are as follows:

	Fair Value		Notional Amounts		
	Assets	Liabilities	One Year or Less	One to Five Years	Total Contracts
	$	$	$	$	$
FOREIGN EXCHANGE CONTRACTS					
OTC Contracts					
Forward	-	1,737	68,967	-	68,967
Total	-	1,737	68,967	-	68,967
EQUITY DERIVATIVE CONTRACTS					
OTC Contracts					
Options purchased	195	-	77,054	-	77,054
Options written	-	1,084	85,165	-	85,165
Total	195	1,084	162,219	-	162,219
Total	195	2,821	231,186	-	231,186

(In Thousands of U.S. Dollars)

6. Financial Instruments (continued)

Derivative Financial Instruments (continued)

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations. As of October 31, 2012, the Company's credit risk related to over-the-counter contracts is minimal, as these contracts had been entered into with its ultimate parent company.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

7. Notes Receivable

The notes receivable, which comprise a senior note and a subordinated note, have been recorded at cost less any principal repayments. The carrying values of the notes receivable approximate their fair value.

The conditions of these instruments are as follows:

	Maturity	Interest Rate	Estimated Fair Value	Carrying Value
			$	$
Senior note receivable	October 6, 2015	Greater of 7.4% or prime plus 1%, up to a maximum of 9.4% per annum	101	100
Subordinated note receivable	October 6, 2015	6.5%	205	197
			306	297

Estimated fair value is calculated based on net present value of cash flows.

Subject to the terms of the senior note agreement, the borrower shall pay a percentage of its net income on an annual basis to the Company as payment of the unpaid principal of the senior note.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the borrower's indebtedness.

(In Thousands of U.S. Dollars)

8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	$
Leasehold improvements	6,663
Furniture and fixtures	1,042
Communication equipment	172
Computer software	30
Other	126
	8,033
Accumulated depreciation	(7,750)
	283

9. Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Pursuant to the US percentage ownership requirement for consolidated entities, the consolidated federal income tax return does not include the Company's subsidiaries, USA Ltd. and USA Corp. Similarly, the Company is included in the consolidated state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated statement of financial condition using a blended statutory income tax rate based on separate entity results.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

The Company implemented FASB ASC 740, *Income Taxes* (which formally incorporates FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (1) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (2) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

(In Thousands of U.S. Dollars)

9. Income Taxes (continued)

As at October 31, 2012, the balance of the Company's UTBs was nil, which was unchanged since October 31, 2011. It is difficult to project how UTBs will change over the next period.

Federal net operating loss carry forward benefits begin to expire in the years 2030 through 2031.

10. Commitments, Guarantees and Contingencies

Commitments

(a) Operating Leases

As of October 31, 2012, the Company is committed under operating leases for office facilities. The Company's future commitments are summarized below by period of expiration.

Year ending October 31	$
2013	3,381
2014	2,932
2015	692
2016	288
2017 and thereafter	-
Total minimum lease payments	7,293

The Company has segregated $890 in a bank account to fully collateralize its obligations under one of its operating leases. The deposit is included in prepaid and other assets in the consolidated statement of financial condition as of October 31, 2012.

In accordance with FASB ASC 420, *Exit or Disposal Cost Obligations*, the Company determined that a significant portion of the future economic benefits associated with operating leases to which it is committed for two of its office premises were permanently lost due to the discontinuance of operations at those offices' locations. Accordingly, as of October 31, 2012, the Company recorded a provision of $3,433 for costs that will continue to be incurred during the remaining terms of these office lease contracts. This provision is included in accrued expenses and other liabilities in the consolidated statement of financial condition as of October 31, 2012. This provision represents an estimate and actual costs could differ from this estimate. The office lease contracts are not cancellable and end in August 2014 and March 2016.

(In Thousands of U.S. Dollars)

10. Commitments, Guarantees and Contingencies (continued)

Commitments (continued)

(a) Investment in a private equity fund

The Company holds a capital interest in a private equity fund. As of October 31, 2012, the Company had a commitment to invest up to $2,843 in this fund.

Guarantees

Under a risk participation agreement, the Company guarantees borrowings mode by a third party under a revolving credit facility up to a maximum of $209.

Contingencies

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated statement of financial condition.

11. Stockholder's Equity

	In U.S. Dollars $
Common stock, par value $0.01 per share:	
3,000 shares authorized	
1,000 shares issued and outstanding	**10**
Additional paid-in capital	**456,094,089**
Accumulated deficit	**(50,707,068)**
Non-controlling interest	**11,614,905**
Preferred capital shares issued by USA Corp.	**12,405,823**
	429,407,759

12. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2012, the Company had net capital, as defined, of $288,722, which was $288,472 in excess of its minimum net capital of $250.

13. Subsequent Events

In preparing the accompanying consolidated statement of financial condition, management has reviewed events that occurred after October 31, 2012, through the date of issuance of this consolidated statement of financial condition on December 20, 2012. During this period, the Company did not have any material events that are required to be disclosed in the consolidated statement of financial condition.